Exhibit 12
ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended				Nine Months Ended
($ in thousands)	September 30,				September 30,
	2005		2004		2005		2004

Income from continuing operations	$16,155		$10,600		$103,207		$30,871
Income tax expense	10,329		6,921		31,871		20,155

Earnings before income taxes	26,484		17,521		135,078	(1)	51,026
Fixed charges:
Interest on debt, deposits and other borrowings	13,012		8,950		34,736		26,748
Interest on subordinated debt payable to preferred securities trust	2,289		2,289		6,868		6,868
One-third of all rentals	411		378		1,212		1,420

Total fixed charges	15,712		11,617		42,816		35,036

Earnings before income taxes and fixed charges	$42,196		$29,138		$177,894		$86,062
Ratio of earnings to fixed charges(2)	2.69	x	2.51	x	4.15	x	2.46	x

(1)	Earnings before income taxes in the nine months ended September 30, 2005 includes a $67.7 million gain on transfer of consumer credit card business relating to our May 28, 2004 agreement with Bank of America.

(2)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense and one-third (the portion deemed representative of the interest factor) of rental expense on operating leases.